## Contact

www.linkedin.com/in/carolinebrain
(LinkedIn)

## Honors-Awards

Rookie of the Quarter

Magna Cum Laude

# Caroline Brain

Founder at Kif & co

Los Angeles, California, United States

## Summary

Fueled by adventure, curiosity & conquering big ideas, Caroline is currently sharing the funky, fun & flavorful world of fermented beverages through Kif, Nature's Soda.

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## Experience

### Kif & co
Founder
August 2020 - Present (5 years 9 months)
Greater Los Angeles Area

Mother Nature is sweet. Your soda doesn't have to be :P

### Chicken N Pickle
1 year 3 months

Vice President, West Coast Development
September 2018 - November 2019 (1 year 3 months)
Greater Los Angeles Area

Expansion Strategy

Site Selection

Real Estate

Business Development

Business Strategy

Consultant
April 2019 - July 2019 (4 months)
Greater Los Angeles Area

### Inkling
Senior Business Development Representative
December 2015 - December 2016 (1 year 1 month)
San Francisco Bay Area

Business Development

Outbound Sales

Cold Calling

Sales Strategy Management

www.inkling.com

## Oracle
### Customer Experience Solutions Representative
June 2015 - December 2015 (7 months)
Redwood Shores, CA

Sales Cycle Management

Outbound Prospecting

Cold Calling

Enterprise Account Management

Business Development

## Honey, Inc.
### Business Development/ Marketing Associate
June 2013 - August 2013 (3 months)
Pasadena, CA

PR Strategy

Content Curation

Marketing

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# Education

### University of Southern California
Bachelor of Arts (B.A.), International Relations/ Global
Business · (2012 - 2015)

### Columbia University in the City of New York
Urban Design · (2017 - 2018)